UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Seadrill Announces Transactions Made Under the Company’s Share Repurchase Program

Hamilton, Bermuda, February 19, 2024 – Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) initiated a share repurchase program December 14, 2023 to repurchase up to $250 million of the Company’s common shares in open market transactions on the OSE and NYSE until no later than September 30, 2024 pursuant to an agreement with Fearnley Securities AS and its subsidiary, Fearnley Securities, Inc. (“Fearnley”).

For the period from and including February 12, 2024, through February 16, 2024, the Company purchased a total of 231,677 shares at an average price of $43.10 per share. The transactions effected through the agreement with Fearnley comprise all the transactions effected by or on behalf of the Company during the period.

Transaction Overview

Date	Trading Venue	Volume	Weighted Average Share Price (USD)	Total Daily Transaction Value (USD)
12-Feb-24	OSE	4,000	44.53	178,117
12-Feb-24	NYSE	40,000	44.16	1,766,356
13-Feb-24	OSE	5,000	43.59	217,945
13-Feb-24	NYSE	39,277	43.48	1,707,937
14-Feb-24	OSE	5,328	43.28	230,621
14-Feb-24	NYSE	41,272	43.28	1,786,368
15-Feb-24	OSE	8,000	41.92	335,364
15-Feb-24	NYSE	41,000	42.55	1,744,591
16-Feb-24	OSE	8,000	41.83	334,614
16-Feb-24	NYSE	39,800	42.31	1,683,827
Period Total	OSE	30,328	42.75	1,296,661
	NYSE	201,349	43.15	8,689,078
	Total	231,677	43.10	9,985,739
Previously Disclosed Buybacks under the Program (Accumulated)	OSE	265,141	45.20	11,984,351
	NYSE	1,298,699	44.97	58,403,850
	Total	1,563,840	45.01	70,388,201
Program Total	OSE	295,469	44.95	13,281,012
	NYSE	1,500,048	44.73	67,092,928
	Total	1,795,517	44.76	80,373,940

The issuer’s holding of own shares: 1,795,517

Following the completion of the above transactions, the Company owned a total of 1,795,517 of its own shares, corresponding to 2.42% of the Company’s share capital.

Appendix:

An overview of all transactions made under the Company’s repurchase program and its agreement with Fearnley that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact information

Lydia Brantley Mabry

Director of Investor Relations

T: +1 (832) 252-7064

E: lydia.mabry@seadrill.com

About Seadrill Limited

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: February 20, 2024	By:	/s/ Grant Creed
Name: Grant Creed
Title: Principal Financial Officer of Seadrill Limited

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO (I) THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023 AND (II) THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-276710) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 26, 2024.